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  As filed with the Securities and Exchange Commission on ______________, 2002

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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (Rule 13e-4)
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                             BELL MICROPRODUCTS INC.
                       (Name of Subject Company (Issuer))

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                             BELL MICROPRODUCTS INC.
                        (Name of Filing Person (Offeror))

       Options To Purchase Common Stock with a Per Share Exercise Price of
                               $11.75 or Greater
                         (Title of Class of Securities)

                                   078137 10 6
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                                 W. Donald Bell
                      President and Chief Executive Officer
                             Bell Microproducts Inc.
                              1941 Ringwood Avenue
                         San Jose, California 95131-1721
                            Telephone: (408) 451-9400

          (Name, Address and Telephone Number of Persons Authorized to
   Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:

                              Melodie R. Rose, Esq.
                            Fredrikson & Byron, P.A.
                              4000 Pillsbury Center
                             200 South Sixth Street
                           Minneapolis, MN 55402-1425
                            Telephone: (612) 492-7000

                            Calculation of Filing Fee

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Transaction Valuation*                                      Amount of Filing Fee
--------------------------------------------------------------------------------
$ 39,463,837                                                     $ 7,893
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*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 2,328,250 shares of common stock of Bell Microproducts Inc. having a weighted average exercise price of $16.95 will be exchanged pursuant to this offer. The amount of the filing fee, calculated in accordance with Rule 0-11 of the

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Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

         [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:            Not applicable.
                  Form or Registration No.:          Not applicable.
                  Filing party:                      Not applicable.
                  Date filed:                        Not applicable.

         [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

             Check the appropriate boxes below to designate any transactions to which the statement relates:

              [_] third party tender offer subject to Rule 14d-1.
              [X] issuer tender offer subject to Rule 13e-4.
              [_] going-private transaction subject to Rule 13e-3.
              [_] amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]




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                             INTRODUCTORY STATEMENT

         This Tender Offer Statement on Schedule TO ("Schedule TO") relates to our offer to exchange offer ("Exchange Offer") options to purchase shares of our common stock, par value $.01 per share, held by our current officers and employees with an exercise price greater than $11.75 per share, for awards of restricted stock units upon the terms and subject to the conditions in the Exchange Offer dated November 25, 2002 attached hereto as Exhibit (a)(1)(A) (the "Exchange Offer") and the related Letter of Transmittal attached hereto as Exhibit (a)(1)(B) (the "Letter of Transmittal"). This Schedule TO also relates to all options granted after May 26, 2002, even if the exercise price per share of such options is less than $11.75 per share, to persons tendering Eligible Options in this Exchange Offer.

         The information in the Exchange Offer and the Letter of Transmittal is incorporated herein by reference in answer to all applicable items in this Schedule TO, including as specifically set forth below.

         Unless the context requires otherwise, references in this Schedule TO to "Bell," "we," "us," "our," and "ours" mean Bell Microproducts Inc. and its subsidiaries.

ITEM 1.  Summary Term Sheet.

         The information set forth under "Summary Term Sheet" in the Exchange Offer is incorporated herein by reference.

ITEM 2.  Subject Company Information.

         (a)      Name and Address.

         The name of the issuer is Bell Microproducts Inc., a California corporation. Bell's principal executive office is located at 1941 Ringwood Avenue, San Jose, California 95131-1721 and its telephone number is (408) 451-9400. The information set forth in the Exchange Offer under Section 9 ("Information About Bell Microproducts Inc.") is incorporated herein by reference.

         (b)      Securities.

         This Schedule TO relates to an offer by Bell to exchange all options outstanding under our 1998 Amended and Restated Stock Plan, as amended
(the "Plan") as well as under various non-qualified stock option agreements outside of the Plan, to purchase shares of Bell's common stock, par value $.01 per share (the "Common Stock"), having an exercise price of $11.75 or more
(the "Eligible Options"). This Schedule TO also relates to all options granted after May 26, 2002, even if the exercise price per share of such options is less than $11.75 per share, to persons tendering Eligible Options in this Exchange Offer. All exchanges shall be upon the terms and subject to the conditions described in the Exchange Offer and the related Letter of Transmittal. We sometimes refer to all outstanding options included in this Exchange Offer as "Covered Options." The number of restricted stock units to be awarded in this Exchange Offer equals one (1) restricted stock unit for every three (3) Covered Options tendered for exchange and accepted for cancellation. The information set forth in the Exchange Offer under "Summary Term Sheet,"
Section 1 ("Number of Restricted Stock Units"), Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") is incorporated herein by reference.

         (c)      Trading Market and Price.

         The information set forth in the Exchange Offer under Section 7 ("Price Range of Common Stock") is incorporated herein by reference.




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ITEM 3.  Identity and Background of Filing Person.

         (a)      Name and Address.

         The filing person and subject company are the same, Bell Microproducts Inc. The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

         (a)      Material Terms.

         The information set forth in the Exchange Offer under "Summary Term Sheet," Section 1 ("Number of Restricted Stock Units"), Section 3 ("Procedures for Tendering Options"), Section 4 ("Withdrawal Rights"), Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units"), Section 6 ("Conditions of the Exchange Offer"), Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units"), Section 11 ("Accounting Consequences of the Exchange Offer"), Section 12 ("Legal Matters; Regulatory Approvals"), Section 13 ("Material U.S. Federal Income Tax Consequences"),
Section 14 ("Material International Tax Consequences") and Section 15 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference. Officers of Bell may participate in this Exchange Offer if they are otherwise eligible. Any Covered Options tendered by officers that are accepted for cancellation will be accepted on the same terms and conditions as applicable to all other persons participating in this Exchange Offer. Directors of Bell may not participate in the Exchange Offer.

         (b)      Purchases.

         Not applicable.

ITEM 5.  Past Contacts, Transactions, Negotiations and Agreements.

         (e)      Agreements Involving the Subject Company's Securities.

         The information set forth in the Exchange Offer under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

ITEM 6.  Purposes of the Transaction and Plans or Proposals.

         (a)      Purposes.

         The information set forth in the Exchange Offer under Section 2 ("Purpose of the Exchange Offer") is incorporated herein by reference.

         (b)      Use of Securities Acquired.

         The information set forth in the Exchange Offer under Section 5 ("Acceptance of Options for Exchange and Issuance of Restricted Stock Units") and Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") is incorporated herein by reference.

         (c)      Plans.

         None.




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ITEM 7.  Source and Amount of Funds or Other Consideration.

         (a)      Source of Funds.

         The information set forth in the Exchange Offer under Section 8 ("Source and Amount of Consideration; Terms of Restricted Stock Units") and
Section 16 ("Fees and Expenses") is incorporated herein by reference.

         (b)      Conditions.

         The information set forth in the Exchange Offer under Section 6 ("Conditions of the Exchange Offer") is incorporated herein by reference.

         (d)      Borrowed Funds.

         Not applicable.

ITEM 8.  Interests in Securities of the Subject Company.

         (a)      Securities Ownership.

         The information set forth in the Exchange Offer under Section 9 ("Information About Bell") is incorporated herein by reference.

         (b)      Securities Transactions.

         The information set forth in the Exchange Offer under Section 10 ("Interests of Directors and Officers") is incorporated herein by reference.

ITEM 9.  Person/Assets, Retained, Employed, Compensated or Used.

         (a)      Solicitations or Recommendations.

         Not applicable.

ITEM 10. Financial Statements.

         (a)      Financial Information.

         The information set forth on pages 24 through 45 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and on pages 3 through 14 of our Quarterly Report for the nine months ended September 30, 2002 is incorporated herein by reference.

         The book value per share of common stock as of September 30, 2002 was $7.18.

         (b)      Pro Forma Information.

         Not applicable.

         (c)      Summary Information.





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         The information set forth in the Exchange Offer under Section 9
("Information About Bell") is incorporated herein by reference.

ITEM 11. Additional Information.

         (a)      Agreements, Regulatory Requirements and Legal Proceedings.

         The information set forth in the Exchange Offer under Section 10 ("Interests of Directors and Officers") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

         (b)      Other Material Information.

         Not applicable.

ITEM 12. Exhibits.

         (a)(1)(A)         Exchange Offer, dated November 25, 2002.

         (a)(1)(B)         Form of Letter of Transmittal.

         (a)(1)(C)         Form of Letter to All Option Holders

         (a)(1)(D)         Form of Cover Letter to Eligible Option Holders.

         (a)(1)(E)         Form of Letter to Tendering Option Holders.

         (a)(1)(F)         Form of Notice of Withdrawal.

         (a)(1)(G)         Form of Withholding Tax Election Form.

         (a)(1)(H)         Form of Withholding Tax Election Form - United
                           Kingdom.

         (a)(1)(I)         Decision Model Example.

         (a)(1)(J) Bell Microproducts Inc. Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the Securities and Exchange Commission on April 1, 2002 and incorporated herein by reference.

         (a)(1)(K) Bell Microproducts Inc. Quarterly Report on Form 10-Q for the nine months ended September 30, 2002, filed with the Securities and Exchange Commission on November 14, 2002 and incorporated herein by reference.

         (a)(1)(L) Bell Microproducts Inc. Proxy Statement for our 2002 annual meeting of stockholders, filed with the SEC on April 19, 2002 and incorporated herein by reference.

         (b)      Not applicable.

         (d)(1) Bell Microproducts Inc. 1998 Stock Plan, as amended and restated. Filed with the Securities and Exchange Commission on Registration Statement filed on Form S-8, Registration No. 333-58053.

         (d)(2) Amendment No. 3 to Bell Microproducts 1998 Stock Plan, as amended and restated.



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         (d)(3)   Form of Restricted Stock Unit Agreement.

         (g)      Not applicable.

         (h)      Not applicable.

ITEM 13. Information Required by Schedule 13E-3.

         Not applicable.









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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Dated: 11/25, 2002                    BELL MICROPRODUCTS INC.

                                            By: /s/ James E. Illson
                                               --------------------------
                                            Name: James E. Illson
                                            Title: Executive Vice President,
                                                   Finance and Operations and
                                                   Chief Financial Officer












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